Exhibit 99.1

NexGen Announces the Appointment of Ben Salter as Chief Financial Officer & Tracy Primeau as Special Advisor

Vancouver, BC, August 29, 2023 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the appointment of Ben Salter as Chief Financial Officer (“CFO”), effective September 1, 2023. Mr. Salter commenced with NexGen in June 2021 and currently holds the role of Vice President, Finance. He has extensive experience in financial reporting, regulatory compliance, internal controls, and corporate finance activities. Mr. Salter is a Chartered Professional Accountant and holds a Bachelor of Commerce from the University of Victoria. Prior to NexGen, Mr. Salter worked at Methanex Corporation and Innergex Renewable Energy Inc. (previously Alterra Power Corp.) where he was responsible for financial reporting, controls and systems. Mr. Salter will assume the CFO position upon the resignation of Harpreet Dhaliwal who is pursuing other career interests.

Leigh Curyer, Chief Executive Officer, commented: “Ben has been an important part of NexGen’s growth journey, and has consistently demonstrated exceptional commitment to the Company. His extensive knowledge of NexGen’s financial landscape and requirements, combined with strong leadership abilities, make him the ideal candidate for the role of CFO, and positions the Company for an expansion. The entire NexGen leadership team and the Board of Directors would like to thank Harpreet for her valuable contributions during her time with the Company. Harpreet played a significant role in implementing key financial systems.”

In addition, the Company is delighted to welcome Tracy Primeau as a Special Advisor specializing in community. With an extensive background in nuclear energy, Tracy's journey began at Ontario Power Generation's Pickering Nuclear Power Station, leading her to become one of the few women to attain a Canadian Nuclear Safety Commission (“CNSC”) license at Bruce Power and its sole female Shift Manager. A dedicated board member of both Ontario Power Generation and Women in Nuclear (“WiN”) Canada, Tracy's commitment extends beyond the industry, notably as an influential mentor, active community participant, and proud Nipissing First Nation member. Her leadership, rooted in the Seven Grandfather Teachings, continues to inspire change and education on climate and Indigenous knowledge.

Mr. Curyer commented: "On behalf of the Board and Executive, it is a privilege to have Tracy join us at this exciting pivotal stage in the Company’s development. Her vast experience and aligned values with respect to genuine community engagement and advancement will further compliment NexGen’s demonstrated commitment in driving transformative change for all stakeholders.”

This is a Designated News Release.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company’s flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance.  The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol “NXE” and on the Australian Securities Exchange under the ticker symbol “NXG” providing access to global investors to participate in NexGen’s mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

Travis McPherson
Chief Commercial Officer
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nxe-energy.ca

Monica Kras

Vice President, Corporate Development

+44 (0) 7307 191933

mkras@nxe-energy.ca

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.